UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ABRAXAS PETROLEUM CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	1-16071	74-2584033
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

ABRAXAS PETROLEUM CORPORATION

18803 Meisner Drive

San Antonio, Texas 78258

(210) 490-4788

(Address of principal executive offices)

ABRAXAS PETROLEUM CORPORATION

18803 Meisner Drive

San Antonio, Texas 78258

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Securities and
Exchange Commission Rule 14FF-1

Notice in Change in the Composition of the Board of Directors

January 19, 2022

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Abraxas Petroleum Corporation.

INTRODUCTION

This Information Statement is being mailed on or about January 19, 2022, to the stockholders of record of common stock, par value $0.01 per share (the “Common Stock”) of Abraxas Petroleum Corporation, a Nevada corporation (the “Company,” “we,” “us” and “ours”), as of the close of business on January 13, 2022 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board” or “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require mailing to our stockholders the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transactions described herein will not occur until at least 10 days following the mailing of this Information Statement.

DESCRIPTION OF THE CHANGE IN CONTROL

Pursuant to the Exchange Agreement, dated as of January 3, 2022 (the “Exchange Agreement”), between the Company and AG Energy Funding, LLC (“AGEF”) and certain other agreements entered into by the Company on January 3, 2022, the Company effectuated a restructuring of the Company’s then-existing indebtedness through a multi-part interdependent de levering transaction consisting of: (i) an Asset Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which the Company sold to Lime Rock Resources V-A, L.P. certain oil, gas, and mineral properties in the Williston Basin region of North Dakota and other related assets belonging to the Company and its subsidiaries for $87,200,000 in cash (the “Sale”), (ii) the pay down of the indebtedness and other obligations of the Company and its subsidiaries under the Third Amended and Restated Credit Facility, dated June 11, 2014 (as amended, modified, or supplemented, the “First Lien Debt Agreement”), by and among the Company, the financial institutions party thereto as lenders, and Société Générale, as “Issuing Lender” and administrative agent and certain specified secured hedges from the proceeds of the Sale and, to the extent necessary, other cash of the Company; and (iii), a debt for equity exchange of the indebtedness and other obligations of the Company and its subsidiaries under the $100,000,000 Term Loan Credit Agreement, dated November 13, 2019 (as amended, modified, or supplemented, the “Second Lien Debt Agreement”), by and among the Company, the financial institutions party thereto as lenders, and Angelo Gordon Energy Servicer, LLC, as administrative agent and all related loan and security documents (the “Exchange” and, together with the transactions referred to in clauses (i) and (ii), the “Restructuring”).

AGEF was issued 685,505 shares of Series A Preferred Stock of the Company (the “Preferred Stock”) in the Exchange and certain employees of affiliates of AGEF were and will be appointed to the Board of Directors of the Company as further described below.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Pursuant to the Exchange Agreement, Ralph F. Cox and Angela A. Steffen Meyer resigned as members of the Board of Directors immediately prior to closing the Restructuring, and immediately following the consummation of the Restructuring, the remaining members of the Board of Directors resolved to increase the size of the Board by one member (for a total of five directors) and to appoint Todd Dittmann, Damon Putman and Daniel Baddeloo, each of whom are employees of AGEF, as members of the Board. The appointment Todd Dittmann and Damon Putman occurred at the Closing of the restructuring and the appointment of Daniel Baddeloo will take effect ten days after transmission of this Information Statement on Form 14F-1 to all holders of the Company’s Common Stock.

As described above, the change in a majority of our directors will occur upon the expiration of the ten-day period from the date of mailing this Information Statement required under Rule 14F-1.

VOTING SECURITIES

The total number of shares of all classes of stock which the Company shall have authority to issue is (i) 20,000,000 shares with par value $.01 per share which are to be of a class designated “Common Stock” and (ii) 1,000,000 shares with par value $.01 per share which are to be of a class designated “Preferred Stock.”

In connection with the Restructuring, the Company issued 685,505 shares of Preferred Stock to AGEF The shares of Preferred Stock vote together with the Common Stock as a single class, and each share of Preferred Stock entitles the holder thereof to 69 votes. Accordingly, AGEF holds shares of Preferred Stock representing the right to vote approximately 85% of the total voting power of the Company’s capital stock.

DIRECTORS AND EXECUTIVE OFFICERS

As noted above, in connection with the Restructuring, the Company’s Board of Directors increased the size of the Board from four to five directors, Ralph F. Cox and Angela A. Steffen Meyer tendered their resignations as members of the Board and the remaining directors appointed Todd Dittmann, Daniel Baddeloo and Damon Putman as new members of the Board to fill the vacancies created by the increase in board size and resignations, provided that the appointment of Daniel Baddeloo will take effect ten days after transmission of this Information Statement on Form 14F-1 to all holders of the Company’s Common Stock.

Each member of the Board will serve as a director until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Amended Articles of Incorporation and the Company’s Amended and Restated Bylaws, as further amended, as the case may be.

Directors prior to the Restructuring

The table below sets forth the names and ages of the directors of the Company prior to the Restructuring.

Name	Age	Position(s) with the Company
Robert L.G. Watson	71	Chairman of the Board, President and Chief Executive Officer
Brian L. Melton	52	Director
Ralph F. Cox	89	Director
Angela A. Steffen Meyer	60	Director

Robert L.G. Watson has served as Chairman of the Board, President, Chief Executive Officer and a director of Abraxas since 1977. Prior to forming Abraxas, Mr. Watson held petroleum engineering positions with Tesoro Petroleum Corporation and DeGolyer and MacNaughton. Mr. Watson received a Bachelor of Science degree in Mechanical Engineering from Southern Methodist University in 1972 and a Master of Business Administration degree from the University of Texas at San Antonio in 1974. Mr. Watson has been involved in the oil and gas industry for his entire business career and is the founder of Abraxas. He has developed a wide network of personal and business relationships within the oil and gas industry. His strong engineering and financial background combined with his many years of operational experience throughout changing conditions in the market and industry provide him with the ability to successfully lead the Company.

Brian L. Melton has served as the Senior Vice President – Commercial & Business Development of NorthStar Midstream (a private portfolio company of OakTree Capital) since September 2019. Prior to joining NorthStar, Mr. Melton worked as Chief Commercial Officer for Blueknight Energy Partners (Nasdaq: “BKEP”, or “Blueknight”), a publicly traded master limited partnership (MLP) that specializes in providing crude oil and asphalt terminalling from December 2013 until September 2019. Prior to joining Blueknight, Mr. Melton served as Vice-President of Business Development / Corporate Strategy for Crestwood Equity Partners, L.P. (NYSE: CEQP), Crestwood Midstream Energy Partners, L.P. (NYSE: CMLP), and Inergy, L.P. (NYSE: NRGY) from September 2008 until December 2013. Crestwood and Inergy are publicly-traded MLP’s that specialize in providing midstream crude oil, natural gas and natural gas liquids services to producers and midstream providers in many of the major U.S. shale plays including the Bakken, Eagle Ford, Marcellus / Utica, Barnett, Fayetteville, Haynesville and Niobrara U.S. shale regions. Prior to joining Inergy in 2008, Mr. Melton was a Director in the Energy Corporate Investment Banking groups of Wachovia Securities and A.G. Edwards, prior to its merger with Wachovia Securities in October of 2007. Mr. Melton joined A.G. Edwards in July 2000 and was a senior member of the energy corporate finance team. From November 1995 until July 2000, Mr. Melton served as Director of Finance & Corporate Planning with TransMontaigne Inc., a downstream refined products supply, transportation and logistics company. Mr. Melton has served on the Board of Directors of San Antonio, TX based exploration and production company Abraxas Petroleum Corporation (OTCQX: AXAS) since October of 2009. Mr. Melton received a Bachelor of Science degree in Management and a Master of Business Administration degree from Arkansas State University.

We believe that Mr. Melton’s operational and business experience (particularly in the U.S. shale plays in which the Company operates), as well as Mr. Melton’s prior oil and gas investment banking experience help him bring unique insight to our Board and that his financial experience is beneficial to our audit committee.

Ralph F. Cox, a director of Abraxas since December 1999, has over 50 years of oil and gas industry experience, over 30 of which were with Atlantic Richfield Company (ARCO). Mr. Cox retired from ARCO in 1985 after serving as Vice Chairman. Mr. Cox then joined Union Pacific Resources, retiring in 1989 as President and Chief Operating Officer. Mr. Cox then joined Greenhill Petroleum Corporation as President until leaving in 1994 to pursue a consulting business. Mr. Cox currently serves as a trustee for Fidelity Mutual Funds. Mr. Cox previously served as a director of Abraxas General Partner, LLC, the general partner of Abraxas Energy Partners, L.P., as a director of CH2M Hill Companies, an engineering and construction firm, as a director of World GTL Inc., a gas-to-liquids production facility, and as an advisory director of Impact Petroleum, an oil and gas exploration and production company. Mr. Cox received Bachelor of Science degrees in Petroleum Engineering and Mechanical Engineering from Texas A&M University in 1954 and completed advanced studies at Emory University.

Mr. Cox has many years of prior experience with major oil and gas companies. Mr. Cox continues his involvement in the industry through his other directorship positions.

Angela A. Steffen Meyer, a director of Abraxas since May 2019, currently serves as a Corporate Vice President of Exponent, Inc. (NASDAQ: “EXPO”, or “Exponent”), a science and engineering consulting firm. From June 2018 to October 2019, Dr. Meyer was President and CEO of the Product Liability Advisory Council,

a specialized legal association of more than 80 multinational corporations and 350 outside defense counsel. From 1990 through May 2018, Dr. Meyer worked at Exponent (formerly Failure Analysis Associates) in a variety of engineering and corporate roles and served as Vice President, Client Services (2002-2018) where she was the chief business development, marketing and client relations officer. She served on the firm’s operating and development committees. Dr. Meyer also serves on the External Advisory Board of Summit Consulting, LLC (August 2018-present) and the External Advisory Board of SMU Lyle School of Engineering (2006 – present). Dr. Meyer received a BS in Mechanical Engineering, a MS in Mechanical Engineering, and a PhD in Mechanical Engineering, from Southern Methodist University. She is a registered professional mechanical engineer in the State of California.

Directors following the Restructuring

The table below sets forth the names and ages of the directors and executive officers of the Company immediately following completion of the Restructurings and the changes in the composition and size of the Board of Directors described above, as well as the position(s) and office(s) with the Company held by those individuals. A summary of the background and experience of each of those individuals is set forth after the table.

The term of the Class I directors will expire in 2024, the term of the Class II directors will expire in 2023 and the term of the Class III directors will expire in 2022.

Name	Age	Position(s) with the Company	Class
Robert L.G. Watson	71	Chairman of the Board, President and Chief Executive Officer	II
Brian L. Melton	52	Director	III
Todd Dittmann	54	Director	I
Damon Putman	43	Director	III
Daniel Baddeloo	29	Director	III

Biographical information about Robert L.G. Watson and Brian Melton is included above. Below is biographical information about Todd Dittmann, Damon Putman and Daniel Baddeloo is below.

Todd Dittmann, currently serves as Managing Director and executive committee member of Angelo Gordon, which he joined in 2013.

Mr. Dittmann is a seasoned and experienced investment professional who has spent more than 25 years in energy finance with investing and board experience in both public and private companies. His experience includes the closing of approximately 150 debt, equity, M&A, derivative-linked and other energy related transactions, most of which he completed as a principal investor or lead lender. Mr. Dittmann has previously held roles with D.B. Zwirn & Co., Jefferies & Co. and the Chase Manhattan Bank. In addition, since October 2018 and through the present, Mr. Dittmann has served on the board of Murchison Oil and Gas a Dallas-based oil and gas company focused on the Midland side of the Permian Basin. Moreover, from August 2020 through June 2021, Mr. Dittmann had previously served on the board of the Company. Most recently, Mr. Dittmann has been serving on the board of Admiral Permian Resources since December 2020, a Midland-based, private exploration and production company focused on the Delaware side of the Permian Basin of Texas. Mr. Dittmann holds a B.B.A. degree with a concentration in finance and an M.B.A. degree from the University of Texas, Austin and is a Chartered Financial Analyst.

We believe that Mr. Dittmann’s strong experience in energy finance and leadership positions at other energy exploration and production companies will prove beneficial to the Company.

Damon Putman has served as a Managing Director in the energy investment group at Angelo Gordon which he joined in 2013.

Before joining Angelo Gordon, Mr. Putman was CFO of Torch Energy Advisors, a private energy company with investments in the upstream, midstream and renewable energy sectors, and served as a member of its executive committee. Prior to Torch, Mr. Putman was a Vice President at D.B. Zwirn & Co. focused on originating, evaluating and managing investments in the energy sector. Additionally, Mr. Putman has also worked in the energy investment banking division at Merrill Lynch and Jefferies and in the energy corporate lending group at Wells Fargo. Mr. Putman also currently serves on the Board of Directors of two privately held exploration and production companies, Midland, TX. based Admiral Permian Resources and Denver, CO. based Sundance Energy. Mr. Putman holds a B.B.A. degree in Finance from the University of Texas, Austin

We believe that Mr. Putman’s experience in the upstream, midstream and renewable energy sectors as well as his familiarity with energy finance from his previous banking experience will be valuable to the Company.

Daniel Baddeloo currently serves as a Vice President in the energy group at Angelo Gordon, which he joined in 2017. Prior to 2017, Mr. Baddeloo worked in investment banking with Moelis & Company where he evaluated and executed M&A, capital markets and debt restructuring transactions in the energy sector. Mr. Baddeloo also currently serves on the Board of Directors of APR Holdings II LLC (dba Admiral Permian Resources), a private exploration and production company with operations in the Permian Basin. Mr. Baddeloo holds a B.B.A degree in Finance from the University of Texas at Austin.

We believe that Mr. Baddeloo’s experience in M&A and capital markets transactions in the energy sector combined with his other leadership positions are valuable assets to the Company.

Executive Officers

The following table sets forth the names, ages and positions of the executive officers of Abraxas. There will be no change in the executive officers of the Company in connection with or as a result of the Restructuring.

Name and Municipality of Residence	Age	Office
Robert L.G. Watson San Antonio, Texas	71	Chairman of the Board, President and Chief Executive Officer

Steven P. Harris San Antonio, Texas	47	Vice President – Chief Financial Officer

Peter A. Bommer San Antonio, Texas	64	Vice President – Engineering

Tod A. Clarke San Antonio, Texas	61	Vice President – Land

G. William Krog, Jr. San Antonio, Texas	68	Vice President – Chief Accounting Officer

Kenneth W. Johnson San Antonio, Texas	64	Vice President – Operations

Robert L.G. Watson has served as Chairman of the Board, President, Chief Executive Officer and a director of Abraxas since 1977. See pages 2-3 for more information.

Steven P. Harris has served as Vice President – Chief Financial Officer since November 2018. Mr. Harris joined Abraxas in June 2018 as Director, Finance and Capital Markets. Prior to joining Abraxas, from June 2017 to May 2018, Mr. Harris was with Sundance Energy where he assisted Sundance’s Business Development and Investor Relations efforts. From 2008 through 2017, Mr. Harris was a Managing Director and headed the U.S. Energy

Investment Banking division of Canaccord Genuity in Houston, Texas. Prior to joining Canaccord Genuity, Mr. Harris served in the Business Development Group at El Paso Exploration and Production. Mr. Harris earned his Bachelor of Business Administration from the University of Texas at Austin and a Master of Business Administration from the Rice University Jesse H. Jones Graduate School of Management.

Peter A. Bommer has served as Vice President – Engineering since 2012 and as Manager of Special Projects since 2007. Prior to joining Abraxas, Mr. Bommer owned and ran the day-to-day operations of Bommer Engineering, a privately held engineering firm, for over 25 years. Mr. Bommer received a Bachelor of Science in Petroleum Engineering degree from the University of Texas in 1978 and a Master of Theology degree from Dallas Theological Seminary in 1999. Mr. Bommer also holds the Professional Engineer designation.

Tod A. Clarke has served as Vice President – Land since August 2017. Mr. Clarke joined Abraxas in 2000 as Land Manager. Prior to joining Abraxas, Mr. Clarke worked at Exxon USA for 15 years. Mr. Clarke received a Bachelor of Science – Land Management degree from the University of Houston in 1984. Mr. Clarke also is a Certified Petroleum Landman.

Kenneth W. Johnson has served as Vice President – Operations since September 2018. Mr. Johnson joined Abraxas in 2000 and most recently served as Regional Operations Manager. Prior to joining Abraxas, Mr. Johnson served as a consultant to various operators in supervisory and operations management roles across the US including the Mid-Continent, Rockies, and Gulf Coast regions.

G. William Krog, Jr. has served as Chief Accounting Officer since 2011 and Vice President – Chief Accounting Officer since November 2017. Mr. Krog joined Abraxas in 1995 and most previously served as Information Systems / Financial Reporting Director prior to being appointed Chief Accounting Officer. Prior to joining Abraxas, Mr. Krog was an independent accountant in private practice. Mr. Krog received a Bachelor of Business Administration degree from the University of Texas at Austin in 1976 and is a Certified Public Accountant.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Board of Directors has determined that each of the following members of the Board of Directors prior to the Restructuring is independent as determined in accordance with the listing standards of The NASDAQ Stock Market and Rule 10A-3 of the Exchange Act: Ralph F. Cox, Brian L. Melton, and Angela A. Steffen Meyer. All of the existing members of the Audit, Compensation and Nominating and Corporate Governance Committees are independent as determined in accordance with the listing standards of The NASDAQ Stock Market and Rule 10A-3 of the Exchange Act. The Board of Directors periodically conducts a self-evaluation on key Board and committee-related issues, which has proven to be a beneficial tool in the process of continuous improvement in the Board’s functioning and communication.

The Board will determine the independence of Todd Dittmann, Damon Putman and Daniel Baddeloo at the first meeting of the Board following the mailing of this information statement.

Meeting Attendance

During the fiscal year ended December 31, 2021, the Board of Directors held 4 regular meetings, the Audit Committee held 4 regular meetings, a Special Committee of the Board related to the Restructuring held 12 meetings, and the Compensation Committee and the Nominating and Corporate Governance Committee did not meet in 2021. During 2021, each director attended at least 75% of all Board and applicable Committee meetings and, other than Mr. Watson, our Chairman of the Board, President and Chief Executive Officer, each director received compensation for his service to Abraxas for his role as director.

Committees of the Board of Directors

Prior to the Restructuring, Abraxas had standing Audit, Compensation and Nominating and Corporate Governance Committees. Following the Restructuring, Abraxas will have an Audit Committee and a Compensation Committee. Set forth below is information regarding such committees and their membership as of the date of this information statement and prior to Restructuring.

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The pre-Restructuring Audit Committee consisted of Messrs. Melton (Chairman), Cox and Dr. Meyer. The Board of Directors has determined that Mr. Melton is an audit committee financial expert as defined by SEC rules. Daniel Baddeloo will serve as the Chairman of the Audit Committee upon his appointment and Mr. Melton will continue to serve on the post-Restructuring Audit Committee.

The pre-Restructuring Compensation Committee consisted of Messrs. Cox (Chairman), Melton and Dr. Meyer. The Compensation Committee’s role is to establish and oversee Abraxas’ compensation and benefit plans and policies, to administer its stock option plans, and to annually review and approve all compensation decisions relating to Abraxas’ executive officers. Damon Putman will serve as the Chairman of the Compensation Committee going forward and Mr. Melton will continue to serve on the post-Restructuring Compensation Committee.

The pre-Restructuring Nominating and Corporate Governance Committee consisted of Dr. Meyer (Chairman), and Messrs. Cox and Melton. The primary function of the Nominating and Corporate Governance Committee was to develop and maintain the corporate governance policies of Abraxas and to assist the Board in identifying, screening and recruiting qualified individuals to become Board members and determining the composition of the Board and its committees, including recommending nominees for the election at the annual meeting of stockholders or to fill vacancies on the Board.

Each of the Board’s committees has a written charter and copies of the charters are available for review on the Company’s website at www.abraxaspetroleum.com.

Board Leadership Structure

The Chief Executive Officer currently serves as the Chairman of the Board. Todd Dittmann will serve as the Chairman of the Board following the Restructuring.

Risk Management

The Board of Directors has an active role, as a whole and also at the committee level, in overseeing management of the Company’s risks. The Board reviews quarterly information regarding the Company’s credit, liquidity and operations, as well as the risks associated with each. The Company’s Compensation Committee is responsible for overseeing the management of risks relating to the Company’s executive compensation plans and arrangements to ensure that the compensation programs do not encourage excessive risk-taking. The Audit Committee oversees management of financial risks, as well as other identified risks, including information technology. The Nominating and Corporate Governance Committee manages the risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating specific risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

The Board of Directors, together with the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee, coordinate with each other to provide company-wide oversight of our management and handling of risk. These committees report regularly to the entire Board of Directors on risk-related matters and provide the Board of Directors with integrated insight about the Company’s management of strategic, credit, interest rate, financial reporting, liquidity, compliance and operational risks. While the Company has not developed a company-wide risk statement, the Board of Directors believes a well-balanced operational risk profile with heavier weighting towards exploitation projects as opposed to exploratory projects, together with a relatively conservative approach to managing liquidity, debt levels, and commodity price and interest rate risk contribute to an effective oversight of the Company’s risks.

At meetings of the Board of Directors and its committees, directors receive regular updates from management regarding risk management. Outside of formal meetings, the Board, its committees and individual Board members have regular access to the executive officers of Abraxas.

Code of Ethics

In April 2004, the Board of Directors unanimously approved Abraxas’ Code of Ethics. This Code is a statement of Abraxas’ high standards for ethical behavior, legal compliance and financial disclosure, and is applicable to all directors, officers, and employees. Abraxas’ Code of Ethics is periodically reviewed by the Board of Directors and was last updated in 2018. A copy of the Code of Ethics can be found in its entirety on Abraxas’ website at www.abraxaspetroleum.com. Additionally, should there be any changes to, or waivers from, Abraxas’ Code of Ethics, those changes or waivers will be posted immediately on our website at the address noted above.

Stockholder Communications with the Board

The Board of Directors has implemented a process by which stockholders may communicate with the Board of Directors. Any stockholder desiring to communicate with the Board of Directors may do so in writing by sending a letter addressed to the Board of Directors, c/o Corporate Secretary. The Corporate Secretary has been instructed by the Board to promptly forward any communications received to the members of the Board.

EXECUTIVE COMPENSATION

The Company’s latest “Compensation Discussion & Analysis” and related executive and director compensation disclosure for the calendar year ended December 31, 2020 disclosure was made available in its Proxy Statement that was mailed to shareholders of the Company on or about September 30, 2020. The Company will provide an update to that disclosure to address executive compensation for the calendar year ended December 31, 2021 in its Proxy Statement to be mailed to shareholders of the Company in connection with its 2022 annual meeting.

Below are certain matters relating to the compensation and security ownership of the Company’s employees that the Company makes available to its stockholders in advance of mailing the Proxy Statement for its 2022 annual meeting of stockholders.

Termination of Employment Agreements

Certain of the Company’s employees, not just named executive officers, had Employment Agreements with the Company that included, among other things, certain change of control payments in the event their employment was terminated for various stated reasons after a change in control of the Company. In October 2021, in advance of any agreement between AGEF and the Company regarding the Restructuring transaction, the Company made the decision to terminate such agreements, as permitted by their express language. Notice of termination was delivered to each of the affected employees, who signed and acknowledged receipt of the notice. As provided in the notice and by the terms of such agreements, the agreements were thus terminated effective December 31, 2021.

The Company has also established the Abraxas Petroleum Corporation Severance Plan, effective as of December 31, 2008, for all employees that are not subject to an employment agreement. This plan provides certain severance benefits in the event of a change of control and for other changes in conditions of employment. The affected employees would be entitled to receive one month of base salary for each year of service with the Company, up to a maximum of 12 months.

The terms of the Exchange Agreement provide that after the effectiveness of the Restructuring, the Board of Directors will promptly consider implementation of a Management Incentive Plan that would provide key employees, not just named executive officers, financial incentives to remain employed by the Company and assist in executing the Company’s business plan. While no assurance can be provided that a plan will be implemented or what the components of any such plan would be, it is anticipated that the incentives may include equity grants, cash payments or other types of financial incentives. Management and members of the Board have affirmed the importance of retaining the Company’s key employees to assist in execution of the Company’s business going forward, and it is expected that this subject will be considered at the Company’s first meeting of the post-Restructuring Board of Directors.

Accelerated Vesting of Existing Equity Awards

All option awards and stock awards held by our named executive officers as of December 31, 2021 became fully vested upon completion of the Restructuring transactions because the Restructuring constituted a “Change of Control” resulting in accelerated vesting of those awards. The following table provides information concerning outstanding equity awards at December 31, 2021 for our named executive officers.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(2)	Market Value of Shares of Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Robert L.G. Watson	—	—	—	—	—	—	—	—
					1,617	1,326	4,851	3,978
Steven P. Harris	—	—	—	—	—	—	—	—
					625	2,750	—	—
					778	589	1,167	957
Kenneth W. Johnson	—	—	—	—	—	—	—	—
					855	937	2,566	2,104

(1)	Options vest in twenty-five percent (25%) increments each year for four (4) years on the anniversary of the grant date.
(2)

For awards granted before January 1, 2018, stock awards vest in 25% increments each year for four years on the anniversary of the grant date. Starting January 1, 2018, the vesting schedule for all restricted stock awards changed to 33.3% each year for three years with the remainder vesting upon achievement of performance goals established by the Compensation Committee. All of these awards became vested upon completion of the Restructuring.

(3)

The market value was calculated based on the closing price of Abraxas’ common stock on December 31, 2021 of $0.82 per share multiplied by the number of shares of stock that had not vested as of December 31, 2021.

Director Compensation

All compensation paid to directors is limited to non-employee directors. Since Todd Dittmann, Damon Putman and Daniel Baddeloo joined the Board on January 3, 2021, they did not receive any compensation in their capacity as members of the Board during the calendar year ended December 31, 2021. The Board has not made any formal decisions regarding future compensation of the members of the Board.

Compensation. During 2021, each director was paid $1,000 for each board meeting attended and $1,000 for each committee meeting attended. The chairman of the Audit Committee received an additional annual fee of $10,500, the chairman of the Compensation Committee received an additional annual fee of $5,300 and the chairman of the Nominating and Governance Committee received an additional annual fee of $2,100. Directors were not paid a retainer in 2021.

Stock Options. Historically, Abraxas has awarded each director stock options, depending on each director’s length of service, with exercise prices equal to the prevailing market prices at the time of issuance, ranging from $19.80 to $107.60 per share. Each year at the first regular Board meeting following the annual meeting, Abraxas awarded each director options in accordance with the terms of the Amended and Restated Abraxas Petroleum Corporation 2005 Non-Employee Directors Long-Term Equity Incentive Plan (the “Directors Plan”). Option grants were discontinued beginning in 2019 and replaced with restricted stock grants.

The Directors Plan currently reserves 270,698 shares of Abraxas common stock, subject to adjustment following certain events, such as stock splits. As a result of the 1-for-20 reverse stock split effected by the Company in October 2020, the maximum annual award for any one director under the current Directors Plan is 5,000 shares. The exercise price of all options awarded is no less than 100% of the fair market value on the date of the award while the option terms and vesting schedules are at the discretion of the Compensation Committee.

Unless otherwise provided in the applicable award agreement, vested awards granted under the Directors Plan shall expire, terminate, or otherwise be forfeited as follows:

•	three months after the date the Company delivers a notice of termination of a participant’s active status, other than in circumstances covered by the following three circumstances:

•	immediately upon termination for misconduct;

•	12 months after the date of death; and

•	36 months after the date on which the director ceased performing services as a result of retirement.

The following table sets forth a summary of compensation for the fiscal year ended December 31, 2021 that Abraxas paid to each director. Abraxas does not sponsor a pension benefits plan, a non-qualified deferred compensation plan or a non-equity incentive plan for its directors; therefore, these columns have been omitted from the following table. Except for reimbursement of travel expenses to attend board and committee meetings, no other or additional compensation for services were paid to any of the directors.

Restricted Stock. Beginning in 2019, Abraxas quit awarding stock options and instead granted shares of restricted stock. Restricted stock was awarded in shares with a market value at the time of the grant equal to $12,000. The restricted shares vest over a three year period, one third per year from the date of the grant. In 2019 each director was granted 462 shares at the closing price on the date of the grant of $26.00. There were not any restricted stock awards awarded to directors in 2020 or 2021.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Restricted Stock Awards ($)(2)	Total ($)(3)
Ralph F. Cox(4)	18,625	—	18,625
Angela A. Steffen Meyer(4)	15,625	—	15,625
Brian L. Melton	26,125	—	26,125
Todd Dittmann	—	—	—
Daniel Baddeloo	—	—	—
Damon Putman	—	—	—

(1)	This column represents the amounts paid in cash to each director.
(2)

The amounts in this column reflect the aggregate grant date fair value of restricted stock granted in 2020 to each director calculated in accordance with FASB ASC Topic 718. See the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC for a discussion of all assumptions made in the calculation of this amount.

(3)	The dollar value in this column for each director represents the sum of all compensation reflected in the previous columns.
(4)	Ralph F. Cox and Angela A. Steffen Meyer have resigned from their positions as directors as of January 3, 2022.

The following table provides information concerning outstanding equity awards at December 31, 2021 for our directors. All option awards and stock awards held by our directors as of December 31, 2021 became fully vested upon completion of the Restructuring transactions because the Restructuring constituted a “Change of Control” resulting in accelerated vesting of those awards.

Outstanding Equity Awards at Fiscal Year End Table

	OPTION AWARDS			STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable)(1)	Option Exercise Price ($)	Number of Shares of Stock That Have Not Vested (#)(2)	Market Value of Shares of Units of Stock That Have Not Vested ($)(3)
Ralph F. Cox(4)	500		55.00
	500		90.20
	500		86.40
	500		90.00
	2,500		19.80
	500		21.20
	500		47.20
	525		82.60
	600		58.00
	600		47.80
	600		107.60
	1.250		73.20
	1.250		26.80
	1.250		37.40
	1.250		57.40
Angela A. Steffen Meyer(4)	—	—	—	154	126
Brian L. Melton	500		47.20	154	126
	525		82.60
	600		58.00
	600		47.80
	600		107.60
	1,250		73.20
	1,250		26.80
	1,250		37.40
	1,250		57.40
Todd Dittmann	—	—	—	—	—
Daniel Baddeloo	—	—	—	—	—
Damon Putman	—	—	—	—	—

(1)

The options awarded to each non-employee director at the first regular board meeting following the annual meeting vest immediately. Other option awards vest in twenty-five percent (25%) increments each year for four (4) years on the anniversary of the grant date.

(2)	For awards granted after January 1, 2018, the vesting schedule for all restricted stock awards changed to 33.3% each year for three years.
(3)

The market value was calculated based on the closing price of Abraxas’ common stock on December 31, 2021 of $0.82 per share multiplied by the number of shares of stock that had not vested as of December 31, 2021.

(4)	Ralph F. Cox and Angela A. Steffen Meyer have resigned from their positions as directors as of January 3, 2022.

SECURITIES HOLDINGS OF PRINCIPAL STOCKHOLDERS, DIRECTORS, NOMINEES AND OFFICERS

Based upon information received from the persons concerned, each person known to Abraxas to be the beneficial owner of more than five percent of the outstanding shares of common stock of Abraxas, each director and nominee for director, each of the executive officers and all directors and officers of Abraxas as a group, owned beneficially as of January 11, 2022, the number and percentage of outstanding shares of common stock of Abraxas indicated in the following table. Abraxas’ Board has adopted stock ownership guidelines. Except as otherwise noted below, the address for each of the beneficial owners is c/o Abraxas Petroleum Corporation, 18803 Meisner Drive, San Antonio, Texas 78258. None of the shares listed below have been pledged as security.

Name of Beneficial Owner	Number of Shares(1)		Percentage (%)
Robert L.G. Watson	94,810	(2)	1.1%
Steven P. Harris	4,823	(3)	*
Peter A. Bommer	21,987	(4)	*
Tod A. Clarke	10,983	(5)	*
Kenneth W. Johnson	22,745	(6)	*
G. William Krog, Jr.	12,979	(7)	*
Harold D. Carter	10,818	(8)	*
Ralph F. Cox(9)	34,161	(10)	*
Dennis E. Logue	4,902		*
Brian L. Melton	10,001	(11)	*
Angela A. Steffen Meyer(9)	462	(12)	*
Todd Dittmann	0		0%
Daniel Baddeloo	0		0%
Damon Putman	0		0%
All Officers and Directors as a Group (18 persons)	228,671		2.7%

*	Less than 1%
(1)	Unless otherwise indicated, all shares are held directly with sole voting and investment power.
(2)	Includes 1,617 restricted shares subject to vesting and 13,966 shares in a retirement account.
(3)	Includes 1,402 restricted shares subject to vesting.
(4)	Includes 855 restricted shares subject to vesting and 4,097 shares in a retirement account.
(5)	Includes 777 restricted shares subject to vesting and 3,696 shares in a retirement account.
(6)	Includes 855 restricted shares subject to vesting and 3,765 shares in a retirement account.
(7)	Includes 718 restricted shares subject to vesting and 3,663 shares in a retirement account.
(8)	Includes 379 shares in a family trust and 2,130 shares in a retirement account. Mr. Carter resigned from the board effective March 24, 2020, but remained as an uncompensated Advisory Director.
(9)	Ralph F. Cox and Angela A. Steffen Meyer have resigned from their positions as directors as of January 3, 2022.
(10)	Includes 12,825 shares issuable upon exercise of vested options granted pursuant to the Directors Plan, and 308 restricted shares subject to vesting.
(11)	Includes 154 restricted shares subject to vesting.
(12)	Includes 154 restricted shares subject to vesting.

Equity Compensation Plan Information

The following table gives aggregate information regarding grants under all of Abraxas’ equity compensation plans through December 31, 2021.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders	14,459	$48.52	1,970,671
Equity compensation plans not approved by security holders	—	—	—

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Abraxas’ directors and executive officers and persons who own more than 10% of a registered class of Abraxas equity securities to file with the SEC and the NASDAQ Stock Market initial reports of ownership and reports of changes in ownership of Abraxas Common Stock. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all such forms they file. Based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, Abraxas believes that during 2021, all of its directors and executive officers complied on a timely basis with all applicable filing requirements under Section 16(a) of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 21, 2007, the Board of Directors adopted a formal written related person transaction approval policy, which sets out Abraxas’ policies and procedures for the review, approval, or ratification of “related person transactions.” For these purposes, a “related person” is a director, nominee for director, executive officer, or holder of more than 5% of our common stock, or any immediate family member of any of the foregoing. This policy applies to any financial transaction, arrangement or relationship or any series of similar financial transactions, arrangements or relationships in which Abraxas is a participant and in which a related person has a direct or indirect interest, other than the following:

•	payment of compensation by Abraxas to a related person for the related person’s service in the capacity or capacities that give rise to the person’s status as a “related person;”

•	transactions available to all employees or all stockholders on the same terms;

•

purchases of supplies from Abraxas in the ordinary course of business at the same price and on the same terms as offered to any other purchasers, regardless of whether the transactions are required to be reported in Abraxas’ filings with the SEC; and

•	transactions which when aggregated with the amount of all other transactions between the related person and Abraxas involve less than $10,000 in a fiscal year.

Our Audit Committee is required to approve any related person transaction subject to this policy before commencement of the related person transaction, provided that if the related person transaction is identified after it commences, it shall be brought to the Audit Committee for ratification, amendment or rescission. The chairman of our Audit Committee has the authority to approve or take other actions in respect of any related person transaction that arises, or first becomes known, between meetings of the Audit Committee, provided that any action by the chairman must be reported to our Audit Committee at its next regularly scheduled meeting.

Our Audit Committee will analyze the following factors, in addition to any other factors the members of the Audit Committee deem appropriate, in determining whether to approve a related person transaction:

•	whether the terms are fair to Abraxas;

•	whether the transaction is material to Abraxas;

•	the role the related person has played in arranging the related person transaction;

•	the structure of the related person transaction; and

•	the interest of all related persons in the related person transaction.

Related Party Transactions

Exchange Agreement and Preferred Stock. AGEF is party to the Exchange Agreement and holds 685,505 shares of Preferred Stock that it received pursuant to the Exchange Agreement.

Our Audit Committee may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon Abraxas and the related person following certain procedures designated by the Audit Committee.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2022
ABRAXAS PETROLEUM CORPORATION

	By:	/s/ Steven P. Harris
Steven P. Harris
Vice President, Chief Financial Officer